SunState Laboratories, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2018 and 2017

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SunState Laboratories, LLC
Westminster, Colorado

We have reviewed the accompanying financial statements of SunState Laboratories, LLC, which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and member's equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kehoe & DeWeerd, CPA, PA
Wesley Chapel, Florida
January 17, 2020

SunState Laboratories, LLC
Balance Sheet
December 31, 2018 and 2017

ASSETS		2018		2017
Current Assets				
Cash	$	6,271	$	14,233
Inventory		54,793		78,641
Total Current Assets		61,064		92,874
Property and Equipment		12,202		12,202
Accumulated depreciation		(9,069)		(7,798)
		3,133		4,404
Other Assets				
Logo design		14,516		14,516
Brand Development		44,149		44,149
Accumulated amortization		(50,600)		(47,426)
Total Other Assets		8,065		11,239
TOTAL ASSETS	$	72,262	$	108,517

LIABILITIES & EQUITY		2018		2017
Current Liabilities				
Credit card	$	3,460	$	571
Total Current Liabilities		3,460		571
Equity				
Member's Equity		68,802		107,946
TOTAL LIABILITIES & EQUITY	$	72,262	$	108,517

SunState Laboratories, LLC
Statement of Income and Member's Equity
Years Ended December 31, 2018 and 2017

	2018	2017
Revenue		
eCommerce websites	$ 2,015	$ 798
Commercial sales	8,608	15,693
	10,623	16,491
Cost of Goods Sold	23,848	4,617
Gross Profit (Loss)	(13,225)	11,874
General & Administrative Expenses	27,337	33,493
Net (Loss)	(40,562)	(21,619)
Member Equity at Beginning of Year	107,946	79,118
Contributions	1,418	50,447
Member Equity at End of Year	$ 68,802	$ 107,946

SunState Laboratories, LLC
Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net (loss)	$ (40,562)	$ (21,619)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	3,174	9,798
Depreciation expense	1,271	1,762
Decrease in inventory	23,848	4,617
Increase (decrease) in current liabilities	2,889	(31,166)
Net Cash Used by Operating Activities	(9,380)	(36,608)
Cash Flows from Financing Activities		
Contributions from Member	1,418	50,447
Net Cash Provided by Financing Activities	1,418	50,447
Net Increase (Decrease) in Cash	(7,962)	13,839
Cash at Beginning of Year	14,233	394
Cash at End of Year	$ 6,271	$ 14,233

SunState Laboratories, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of SunState Laboratories, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business

SunState Laboratories is currently a Colorado LLC, originally formed as a Florida LLC in 2012. The Company develops, manufactures, and sells household cleaners under the trade name DAZZ Cleaning Tablets. The Company moved out of its Florida production facility at the end of 2016 and began relocating to Colorado in early 2017. For all of 2017 and 2018, the Company worked out of two mini-storage units and sold existing inventory and did not do any manufacturing during those years.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of the Company's cash in its checking and savings accounts. The Company maintains its cash and cash equivalents at commercial banks.

Inventory

Inventories consist of cleaning tablets and retail packaging supplies valued at the costs to purchase.

Property and Equipment

All acquisitions of property and equipment in excess of $300 and all expenditures for repairs, maintenance and betterments that materially prolong the useful lives of assets are capitalized. Property and equipment are carried at cost. Depreciation of property and equipment is provided on the declining balance method.

Intangible Assets

Amortization of logo design and brand development costs are amortized over fifteen years and five years, respectively.

Trademark

The Company applied for and received a trademark of its trade name "DAZZ" from the United States Patent and Trademark Office on January 14, 2014.

Income taxes

The Company is organized as an LLC and qualifies as a disregarded entity for tax purposes. All income or loss is passed through to the Member and reported on his personal income tax return. Therefore, no provision or liability for federal or state income taxes have been included in these financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as they are incurred. The Company incurred $3,416 and $774 of advertising expense for the years ended December 31, 2018 and 2017, respectively.

Subsequent Events

Management has evaluated events and transactions that occurred subsequent to December 31, 2018 through January 17, 2020, the date the financial statements were issued. Management did not identify any events or transactions that should be recognized or disclosed in the financial statements.